Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

File No. 333-197470

PROSPECTUS SUPPLEMENT NO. 16

DATED March 5, 2015 (To Prospectus Dated August 7, 2014)

AMEDICA CORPORATION

2,326,409 Shares of Common Stock

This Prospectus Supplement No. 16, dated March 5, 2015 (“Supplement No. 16”), filed by Amedica Corporation (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated August 7, 2014 (as amended and supplemented from time to time, the “Prospectus”). This Supplement No. 16 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto. The Prospectus relates to the sale of up to 2,326,409 shares of our common stock by MG Partners II Ltd., or the Selling Stockholder, consisting of:

•	1,706,667 shares issued or issuable upon conversion of an aggregate principal amount of $6.4 million of our senior convertible notes, including accrued interest, subject to adjustment;
•	50,853 shares issued to the Selling Stockholder in connection with a securities purchase agreement dated June 30, 2014; and
•	568,889 shares issued or issuable to the Selling Stockholder upon exercise of warrants at an exercise price of $4.65 per share, subject to adjustment pursuant to the terms of the warrant.

This Supplement No. 16 incorporates into our prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on March 5, 2015.

We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PLEASE REFER TO “RISK FACTORS” BEGINNING ON PAGE 8 OF THE ORIGINAL PROSPECTUS.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 16 is March 5, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 5, 2015

Amedica Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-33624	84-1375299
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1885 West 2100 South Salt Lake City, UT		84119
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (801) 839-3500

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On March 5, 2014, Amedica Corporation issued a press release announcing financial results for the fourth quarter and full year 2014. A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein. The information contained in this Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Act of 1934, whether made before or after the date hereof and regardless of any general incorporation language in such filing, except as expressly set forth by specific reference in such filing.

Item 9.01    Financial Statements and Exhibits.

(d)	Exhibits.
99.1	Press Release dated March 5, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEDICA CORPORATION

Date: March 5, 2015	/s/ Ty Lombardi
Ty Lombardi
Vice President, Finance

Exhibit 99.1

Amedica Corporation Reports Fourth Quarter and Full Year 2014 Financial Results

Full Year Silicon Nitride Ceramic Revenue Increases 41% Year-Over-Year

SALT LAKE CITY, March 5, 2015 -- Amedica Corporation (Nasdaq:AMDA), a company that develops and commercializes silicon nitride ceramics as a biomaterial platform, today announced financial results for the fourth quarter and full year ended December 31, 2014.

“This past year has been remarkable for Amedica and I’m pleased to see that momentum carry into 2015,” said Dr. Sonny Bal, chairman and CEO of Amedica Corporation. “We believe the recent clinical, financial, and regulatory developments position Amedica to capture additional market share, enhance our ability to demonstrate the benefits of silicon nitride and promote wider adoption of the material across a number of biomedical platforms. I’m proud of the significant achievements our dedicated team has accomplished to-date, as we seek to leverage the opportunities these achievements provide throughout the balance of this year.”

Total product revenue increased by 2% during 2014 to $22.8 million, as compared to $22.3 million in 2013. This was primarily attributable to a 41% increase, or $3.2 million, in silicon nitride ceramic product revenue over the prior-year period due to increased market adoption of the Valeo™ spinal interbody devices and the Company's focus on its core silicon nitride technology.

Gross profit for the full year 2014 totaled $14.9 million, compared to $15.3 million in the same period last year. Gross margin percentage for the full year 2014 was 65%, compared to 68% for the full year 2013. Excluding the impact of excess or obsolete inventory for both years, full year 2014 gross margins improved by 3 percentage points to 77%, as compared to the prior year period, due to production efficiencies and quality improvements.

Net loss for the full year 2014 was $32.6 million, compared to $8.3 million in the prior-year period, primarily as a result of a non-cash stock compensation expense of approximately $10.2 million, higher operating expenses, increased interest expense, a loss on the extinguishment of debt and offering costs incurred during the year.

Adjusted EBITDA, which is defined as earnings before deductions for interest, taxes, depreciation, amortization, non-cash stock compensation expense, change in fair value of our derivative liabilities, offering costs, and loss on extinguishment of debt for the full year 2014 was ($11.9) million, compared to ($7.7) million for the full year 2013.

Cash and cash equivalents totaled $18.2 million, while total principal debt obligations were $24.5 million as of December 31, 2014.

Business Outlook

The Company maintains its previous estimates of increasing 2015 silicon nitride sales this year by 30-40%, thus equating to a total annual revenue range of $23-$24 million. Additionally, we expect the impact from the previously announced financial and operational alignment actions to deliver $6-$8 million of annualized operating profit benefit, beginning in the first quarter of 2015. These changes are anticipated to reduce total cash burn, increase financial sustainability, and strengthen the balance sheet, positioning the Company to maintain compliance with all debt covenants into Q4 of this year and become operating cash flow breakeven during the second half of 2016.

Conference Call

The Company will hold an investor conference call to discuss the results today, March 5, 2015 at 10:00 AM Eastern Time. The Company invites all interested parties to join the call by dialing (855) 455-6055, any time after 9:50 a.m. Eastern Time on March 5th. The Conference ID number is 85476438. International callers should dial (484) 756-4308. A live audio webcast of the call will be available through a link on the Company's web site, at http://investors.amedica.com/events.cfm. The call will be archived telephonically for one week and can be accessed by calling (855) 859-2056 in the U.S., or (404) 537-3406 from outside the U.S. The Conference ID for the audio replay is 85476438.

About Amedica Corporation

Amedica is focused on the development and application of medical-grade silicon nitride ceramics. Amedica markets spinal fusion products and is developing a new generation of wear- and corrosion-resistant implant components for hip and knee arthroplasty. The Company manufactures its products in its ISO 13485 certified manufacturing facility and through its partnership with Kyocera, the world's largest ceramic manufacturer. Amedica's spine products are FDA-cleared, CE-marked, and are currently marketed in the U.S. and select markets in Europe and South America through its distributor network and its growing OEM partnerships.

For more information on Amedica or its silicon nitride material platform, please visit www.amedica.com.

Non-GAAP Financial Measures

This press release includes the following "non-GAAP financial measures" as defined by the Securities and Exchange Commission (SEC): Adjusted EBITDA and Gross Margin Before deducting the Provision for Excess and Obsolete Inventory. These measures may be different from non-GAAP financial measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation of, or as a substitute for, the financial information prepared and presented in accordance with generally accepted accounting principles (GAAP). For a reconciliation of these non-GAAP financial measures to the nearest comparable GAAP measure, see "Reconciliation of Non-GAAP Financial Measures" included in this press release.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include specifically, but are not limited to, preliminary revenue guidance for the year ending December 31, 2015, the Company’s expectation that the anticipated financial impact from the previously announced financial and operational alignment actions will deliver $6-$8 million of annualized operating profit benefit, beginning in the first quarter of 2015 and that these changes are anticipated to reduce total cash burn, increase financial sustainability, and strengthen the balance sheet, positioning the Company to maintain compliance with all debt covenants into Q4 of this year and become operating cash flow breakeven during the second half of 2016.  These statements are preliminary estimates and reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those set forth in our estimates. Consequently, there can be no assurances that actual results for the year ending December 31, 2015 will be within the range of the preliminary estimates set forth above, and any variation between our actual results and the estimates set forth above may be material. We do not expect to disclose publicly whether or not our preliminary financial and operating results have changed, or to update such results, other than through the release of actual results in the ordinary course of business. Additional forward-looking statements include statement with respect to Amedica's market opportunities, growth, future products, market acceptance of its products, sales and financial results.  Such statements are subject to risks and uncertainties such as the timing and success of new product introductions, physician acceptance, endorsement, and use of Amedica's products, regulatory matters, competitor activities, changes in and adoption of reimbursement rates, potential product recalls, effects of global economic conditions and changes in foreign currency exchange rates. Additional factors that could cause actual results to differ materially from those contemplated within this press release can also be found in Amedica's Risk Factors disclosure in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission (SEC) on March 31, 2014, and in Amedica's other filings with the SEC.  Amedica disclaims any obligation to update any forward-looking statements.

Amedica Corporation

Consolidated Balance Sheets – Unaudited

(in thousands, except share and per share data)

	December 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$18,247	$2,279
Restricted cash	-	392
Trade accounts receivable, net of allowance of $54 and $49, respectively	2,513	2,817
Prepaid expenses and other current assets	1,247	1,575
Deferred offering costs	-	2,763
Inventories, net	11,675	10,084
Total current assets	33,682	19,910

Property and equipment, net	3,515	3,531
Intangible assets, net	4,188	4,688
Goodwill	6,163	6,163
Other long-term assets	35	35
Total assets	$47,583	$34,327

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$778	$3,377
Accrued liabilities	3,146	3,711
Current portion of long-term debt	19,070	17,925
Total current liabilities	22,994	25,013

Deferred rent	517	575
Long-term debt	3,061	-
Other long-term liabilities	134	134
Derivative liabilities	13,970	210

Commitments and contingencies
Convertible preferred stock, $0.01 par value, 130,000,000 shares authorized; 0 and 80,910,394 shares issued and outstanding at December 31, 2014 and December 31, 2013, respectively; aggregate liquidation value of $0 and $149,692 at December 31, 2014 and December 31, 2013, respectively	-	161,456
Stockholders’ equity (deficit):
Common stock, $0.01 par value; 250,000,000 shares authorized; 26,353,665 and 597,675 shares issued and outstanding at December 31, 2014 and December 31, 2013, respectively	264	6
Additional paid-in capital / (capital deficiency)	179,148	(13,144)
Accumulated deficit	(172,505)	(139,923)
Total stockholders’ equity (deficit)	6,907	(153,061)
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$47,583	$34,327

Amedica Corporation

Consolidated Statements of Operations and Comprehensive Loss – Unaudited

(in thousands, except share and per share data)

	Year Ended December 31,
	2014	2013
Product revenue	$22,765	$22,314
Costs of revenue	7,910	7,045
Gross profit	14,855	15,269
Operating expenses:
Research and development	6,742	3,461
General and administrative	13,588	5,759
Sales and marketing	18,692	16,384
Total operating expenses	39,022	25,604
Loss from operations	(24,167)	(10,335)
Other income (expense):
Interest income	12	16
Interest expense	(3,650)	(1,851)
Loss on extinguishment of debt	(2,194)	-
Change in fair value of derivative liabilities	(251)	3,970
Offering costs	(2,026)	-
Other expense	(306)	(86)
Total other income (expense)	(8,415)	2,049
Net loss before income taxes	(32,582)	(8,286)
Provision for income taxes	-	-
Net Loss	(32,582)	(8,286)
Other comprehensive loss, net of tax:
Unrealized loss on marketable securities	-	(2)
Total comprehensive loss	$(32,582)	$(8,288)

Net loss per share attributable to common stockholders:
Basic and diluted	$(2.66)	$(15.52)

Weighted average common shares outstanding:
Basic and diluted	12,239,953	534,073

Reconciliation of Non-GAAP Financial Measures:

To supplement our consolidated statements of operations and comprehensive net loss which are presented in accordance with GAAP, we use certain non-GAAP measures of components of financial performance. Although not measures of financial performance under GAAP, “Adjusted EBITDA” and “Gross Margin Before deducting the Provision for Excess and Obsolete Inventory” are provided for the use of investors in understanding our operating results and are not prepared in accordance with, nor do they serve as alternatives to GAAP measures, and may be materially different from similar measures used by other companies. We define "Adjusted EBITDA" as our earnings before deductions for interest, taxes, depreciation, amortization, stock-based compensation, change in fair value of derivative liabilities, offering costs and loss on extinguishment of debt.  We define “Gross Margin before Deducting the Provision for Excess and Obsolete Inventory” as our gross margin before deducting the provision for excess and obsolete inventory. While not a substitute for information prepared in accordance with GAAP, management believes that this information is helpful for investors to more easily understand our operating financial performance. Management also believes these measures may better enable an investor to form views of our potential financial performance in the future. These measures have limitations as analytical tools, and investors should not consider these measures in isolation or as a substitute for analysis of our results prepared in accordance with GAAP.

Below is a reconciliation of Adjusted EBITDA to Net Loss for each of the periods presented (in thousands - unaudited):

	Year Ended December 31,
	2014	2013
Net Loss	$(32,582)	$(8,286)
Interest expense, net	3,638	1,835
Income tax expense	-	-
Depreciation	1,839	1,706
Amortization	500	501
Stock-based compensation	10,217	555
Change in fair value of derivative liabilities	251	(3,970)
Offering costs	2,026	-
Loss on extinguishment of debt	2,194	-
Adjusted EBITDA	$(11,917)	$(7,659)

Below is a reconciliation of Gross Profit and Margin to Gross Profit and Margin Before deducting the Provision for Excess and Obsolete Inventory for each of the periods presented (in thousands - unaudited):

	Year Ended December 31, 2014		Year Ended December 31, 2013
	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Gross profit and margin	$14,855	65%	$15,269	68%
Provision for excess and obsolete inventory	2,630	12%	1,293	6%
Gross profit and margin, excluding provision for excess and obsolete inventory	$17,485	77%	$16,562	74%

Contact:
Mike Houston

Director of Investor Relations

801-839-3534

mhouston@amedica.com